[Logo Omitted]

                                   FOR ADDITIONAL INFORMATION

                    Yuval Hadari                    Itzick Sharir
                    Chief Financial Officer         Chief Executive Officer
                    Sapiens International           Sapiens International
                    Tel: +1-877-554-2426            Tel:   +44-1895-464 225
                           +972-8-938-2721
                    E-mail: yuval.h@sapiens.com     E-mail: itzick.s@sapiens.com


           SAPIENS INTERNATIONAL Q3 RESULTS SHOW CONTINUED IMPROVEMENT

 COMPANY REPORTS SIGNIFICANT REDUCTIONS IN OPERATING AND NET LOSSES AND FURTHER
                        INCREASE IN GROSS PROFIT MARGIN

Research Triangle Park, N.C.--November 5, 2001--Sapiens International Corporation N.V. (NASDAQ: SPNS) today announced its unaudited results of operations for the third quarter ended September 30, 2001.

Revenues in the third quarter, traditionally the slowest quarter, totaled $16 million compared with $17 million in the same quarter last year and $15.8 million in the second quarter this year. Improvements in product mix, project delivery and resource utilization contributed to an increase in the gross profit margin to 34% compared with 21.6% in the same quarter last year and 29.6% in the second quarter of this year.

Operating losses decreased to $1.3 million from $7.9 million in the same quarter last year and $4.7 million in the second quarter of this year. The marked improvement in operating results is due in large part to aggressive cost-cutting steps that were taken as part of management's turnaround plan. Net loss for the quarter fell to $2.5 million compared with net losses of $7 million in the same quarter last year and $5.8 million in the second quarter of this year.


               SEQUENTIAL IMPROVEMENT IN KEY FINANCIAL INDICATORS
--------------------------------------------------------------------------------
                               Q3 2001        Q2 2001      Q1 2001    Q4 2000
--------------------------------------------------------------------------------
Revenues ($M)                   16.0           15.8         14.1        11.6
--------------------------------------------------------------------------------
Gross profit margin               34%          29.6%          19%        (27%)
--------------------------------------------------------------------------------
Operating losses ($M)            1.3            4.7          8.4        27.3
--------------------------------------------------------------------------------
Net losses ($M)                  2.5            5.8          9.8        27.7
--------------------------------------------------------------------------------

Itzick Sharir, President and Chief Executive Officer of Sapiens, commented: "Our financial results for Q3 2001 show significant improvement from Q3 2000 and, more importantly, a continued positive trend in our business. Since the start of the turnaround program in Q4 2000, operating and net losses have fallen by more than 90%. The gross profit margin has continued to strengthen to 34% from negative territory and we are making all efforts to improve further on this key performance factor.

"Our eMerge enabling technologies, on which our core offerings are based, continued to gain acceptance worldwide, and customer satisfaction with our offerings is vastly improved. We signed new orders this quarter with blue-chip customers such as International Paper,


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                                                                          PAGE 2


American Association of Retired Persons, Fortis and New Jersey Manufacturers Insurance Co. in the U.S.; with Panasonic and Liverpool Victoria in the UK; and with Renault and 3M in France.

"In summary, we are clearly pleased with the trend improvements at Sapiens in the third quarter and the progress of our turnaround plan, particularly in light of the difficult global economic conditions. There remains much room for improvement and we remain focused on expending every effort to continue this positive trend and achieve our performance objectives".

ABOUT SAPIENS

Sapiens International (NASDAQ: SPNS) is a global provider of enterprise-wide solutions for business-critical software applications. Sapiens' strategic solutions integrate its proven rapid application development (RAD) methodology, efficient rule-based object technology, and extensive consulting expertise. Applying proven technologies, including its core eMerge(TM) offering, Sapiens ensures a rapid return-on-investment and fast time-to-market. In addition, the Company provides its customers in the insurance/finance and supply chain markets with field-tested, reusable, business components, to expedite deployment of certain applications, as well as dedicated practice groups, which provide business domain expertise.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as IBM. The Company's installed base of customers includes 3M, AXA Insurance, Argos, Honda, IBM, Liverpool Victoria Insurance, Panasonic UK, Principal Financial, Prudential, Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.
                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.


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                                                                          PAGE 3



                     SAPIENS INTERNATIONAL CORPORATION N.V.

                   Condensed Consolidated Statements of Income
              (U.S. Dollars in thousands, except per share amounts)

                                            For the three months ended        For the nine months ended
                                           ------------------------------   -----------------------------
                                             9/30/2001       9/30/2000        9/30/2001       9/30/2000
                                           ------------     -------------   -------------    ------------
                                           (Unaudited)       (Unaudited)      (Unaudited)     (Unaudited)
REVENUES
Products                                     $  6,868          $  9,011        $ 19,318        $ 34,657
Consulting and other services                   9,174             8,047          26,639          26,528

                                             --------          --------        --------        --------
Total revenues                                 16,042            17,058          45,957          61,185
                                             --------          --------        --------        --------

COST OF REVENUES
Products                                        4,607             6,915          15,315          17,062
Consulting and other services                   5,989             6,465          17,816          19,781
                                             --------          --------        --------        --------
Total cost of revenues                         10,596            13,380          33,131          36,843
                                             --------          --------        --------        --------

GROSS PROFIT                                    5,446             3,678          12,826          24,342

EXPENSES
Research and development, net                     839             1,686           3,637           6,080
Selling, general and administrative             5,589             9,621          22,511          29,180
Amortization of goodwill

                                                  286               282           1,058             828
                                             --------          --------        --------        --------

OPERATING INCOME/(LOSS)                        (1,268)           (7,911)        (14,380)        (11,746)
Financial income/(expenses), net                 (864)             (149)         (2,982)           (371)
Other income/(expenses), net (b)                 (404)            1,103            (784)          1,728
                                             --------          --------        --------        --------

NET INCOME/(LOSS)                            $ (2,536)         $ (6,957)       $(18,146)       $(10,389)
                                             ========          ========        ========        ========

Preferred stock dividend                           --               (17)            --             (107)
                                             --------          --------        --------        --------

Net income/(loss) to common shareholders     $ (2,536)         $ (6,974)       $(18,146)       $(10,496)
                                             ========          ========        ========        ========

Basic earnings/(loss) per share              $  (0.10)         $  (0.31)       $  (0.76)       $  (0.46)
                                             ========          ========        ========        ========
Diluted earnings/(loss) per share (c)        $  (0.10)         $  (0.31)       $  (0.76)       $  (0.46)
                                             ========          ========        ========        ========

Weighted average shares used to compute:
Basic earnings/(loss) per share                24,505            22,764          23,987          22,745
Diluted earnings/(loss) per share (c)          24,505            22,764          23,987          22,745

Note   a: Certain prior year's amounts have been reclassified to conform with current year presentation.
       b: Includes other expenses, taxes and minority interest c: Due to the net loss in 2001 and 2000 the inclusion of dilutive securities would be antidilutive.

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                      Condensed Consolidated Balance Sheets
                           (U.S. Dollars in thousands)

                                                     9/30/2001      12/31/2000
                                                    -----------     ----------
                                                    (Unaudited)      (Audited)

ASSETS

       Cash                                          $ 16,612        $ 17,038
       Short-term investments                              38           2,872
                                                     --------        --------
                                                       16,650          19,910
       Trade receivables                               17,965          31,663
       Other current assets                             8,213           7,713
                                                     --------        --------
       TOTAL CURRENT ASSETS                            42,828          59,286
                                                     --------        --------

       Property and equipment, net                      4,572           6,707
       Other assets                                    24,204          26,407
                                                     --------        --------
TOTAL ASSETS                                         $ 71,604        $ 92,400
                                                     ========        ========


LIABILITIES AND SHAREHOLDERS' EQUITY

       Short-term loans and current maturities
          of long-term debt                          $ 15,222        $ 16,981
       Trade payables                                   3,216           6,112
       Other liabilities and accrued expenses          20,404          25,131
       Deferred revenue                                 3,029           3,172
                                                     --------        --------
       TOTAL CURRENT LIABILITIES                       41,871          51,396
                                                     --------        --------


       Long-term debt and other liabilities             7,686           7,433
       Redeemable shares in a subsidiary               10,441          14,675
       Shareholders' equity                            11,606          18,896
                                                     --------        --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $ 71,604        $ 92,400
                                                     ========        ========

Note: Certain prior year's amounts have been reclassified to conform with current year presentation

                                      # # #